United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 12, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

CHANGES TO NON-EXECUTIVE DIRECTORS OF
COCA-COLA EUROPEAN PARTNERS PLC

Coca-Cola European Partners plc (CCEP), announces that with effect from 31 December 2018 Véronique Morali has resigned from the Board of Directors, and that Nathalie Gaveau has been appointed to succeed her as Non-executive Director with effect from 1 January 2019.

Véronique was appointed as a Non-executive Director on 28 May 2016 and is stepping down from the Board to dedicate more time to her other roles.

Nathalie brings a wealth of digital and international experience to the Board. She has co-founded and developed various e-commerce and mobile platforms in Europe and Asia. She is also a Non-executive Director of Calida Group (a global apparel group) and HEC Paris (an internationally recognised leader of education and research in management sciences).

Sol Daurella, Chairman said, “On behalf of the Board, I would like to thank Véronique for the significant contribution she has made to our business. She has worked hard to support us through CCEP’s first years following the merger and we wish her the very best for the future. The Board and I would also like to welcome Nathalie as a Non-executive Director. We look forward to working with her as we move into the next stage of CCEP’s evolution.”

CONTACTS

Company Secretariat Clare Wardle T +44 20 7355 8406	Investor Relations Sarah Willett +44 7970 145 218	Media Relations Shanna Wendt T +44 7976 595 168

ABOUT CCEP

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, selling, making and distributing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, trading under the symbol CCEP. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: December 12, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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